Mail Stop 4561

April 18, 2008

Ms. Deanie J. Underwood
President and Chief Executive Officer
By Design, Inc.
2519 East Kentucky Ave.
Denver, CO 80209

**Re:    By Design, Inc.**
**Amendment No. 4 to Form S-1**
**Filed April 11, 2008**
**File No. 333-145760**

Dear Ms. Underwood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Results of Operations, page 14

1.    We have reviewed your response to our prior comment two and the related revisions to your MD&A disclosure. Based on your response, and our subsequent conversations, we understand that depreciation and amortization expense for the year ended December 31, 2006 includes the impairment of certain showroom

items. Additionally, we understand that depreciation and amortization expense for this period also includes cost of good sold related to showroom items that have been sold to customers. With respect to these charges, please provide us with the following information and revise your document as appropriate:

- Explain to us the Company's basis in GAAP for capitalizing showroom items as fixed assets rather than including the amounts as inventory.
- Tell us the total impairment charge and cost of goods sold included in depreciation and amortization in 2006.
- Revise your MD&A and footnote disclosure to include a discussion of the impairment charge.
- To the extent the cost of goods sold included in depreciation are material to net earnings or gross profit, explain to us how you determined it would be appropriate to record the amount as depreciation and amortization rather than cost of goods sold.
- To the extent you have concluded that cost of showroom items sold is not material, please provide us with your materiality analysis.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Accountant at 202-551-3295 or Robert Telewicz, Accountant, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,


Karen J. Garnett
Assistant Director


cc:     David J. Wagner, Esq. (*via facsimile*)